UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JULY 26 2006                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                          NEWS RELEASE - JULY 26, 2006

                   AMERA TO DRILL COCHA COPPER-SILVER PROJECT

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce it has signed a contract with Geotechnia Peruana S.R.L. to carry out a 10-12 hole 1,500m diamond drill program on its Cocha sediment-hosted copper-silver project in Junin Department, Peru. Drilling will focus on the "Discovery Outcrop" area where a continuous series of chip samples assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and
24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see January 13, 2006 News Release). Drilling is expected to commence in early August.

This initial drill program will test with several fences of holes a 300-500m segment of the northwest-southeast trending copper-silver soil anomaly which extends both directions from the Discovery Outcrop. The copper-silver soil anomaly extends for over 2.2km in length and up to 850m in width with soil geochemical values up to 3,230 ppm (0.32%) copper and 4.7 g/t silver. The Merce showing, assaying 0.46% copper & 9.4 g/t silver over 9.5m, occurs within the soil anomaly approximately 700m northwest of the Discovery Outcrop showing (see June 16, 2006 News Release).

While the drill program to test the Discovery Outcrop area is taking place the Company will be proceeding with further surface work to extend currently identified targets and identify new ones. Updated maps for the Cocha Project are available on Amera's website (WWW.AMERARESOURCES.COM).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag((1))) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag((1))) in the Upper Peninsula of Michigan.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 11